FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 5, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö      Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris and Severstal to form joint venture to build a welded pipe plant in West Siberia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris and Severstal to form joint venture to build a welded pipe plant in West Siberia.

Luxembourg, February 5, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it will form a joint venture with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris will have a 49% interest in the joint venture company, with Severstal owning the remaining 51%. The commencement of the project is subject to regulatory approvals and other customary conditions.

The plant, which is estimated to require an investment of USD240 million and a two year construction period, is planned to have an annual production capacity of 300,000 tons. Through this joint venture, Tenaris and Severstal aim to serve the growing market for welded OCTG pipe products in Russia and neighbouring countries, combining Tenaris’s knowhow in OCTG pipe manufacturing and sales with Severstal’s expertise in producing high quality steel products.

Paolo Rocca, Chairman and CEO of Tenaris, commented:“We are very pleased to form this partnership today with Severstal. By combining our respective strengths and our commitment to industrial excellence, we believe that we can support the Russian and CIS oil and gas industry with a world-class and very competitive alternative for high quality OCTG products and services. As in all our operations around the world, we seek to deliver solutions that help to make customer operations more efficient and cost-effective”.

Alexey Mordashov, Chairman of the Board of Directors of Severstal, commented: “Our strategic goal is to make Severstal the leader in the future steel industry. And the future belongs to those companies that can provide their clients with unique solutions based on excellent understanding of their needs. To offer the oil and gas market best-in-class OCTG products and a range of customized and innovative services we are happy to join forces with a global leader in the manufacturing and supply of high-quality welded and seamless steel pipes. The production will be located in close proximity to the main oil and gas companies which will ensure cost efficiency both for us and our customers’ operations”.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Severstal is a leading Russian steel producer of high value-added flat, long and tubular steel products for the construction, automotive, machinery and energy industries.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.